Exhibit 99.1

ReNew Announces Results for the Second Quarter

of Fiscal 2025 (Q2 FY25) and First Half of Fiscal 2025 (H1 FY25),

both ended September 30, 2024

November 19, 2024: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q2 FY25 and H1 FY25.

Operating Highlights:

•
As of September 30, 2024, the Company’s portfolio consisted of ~15.6 GWs, compared to ~13.8 GWs as of September 30, 2023. Subsequent to the end of the quarter, the Company signed PPAs for ~0.7 GWs of capacity taking the portfolio to ~16.3 GWs.
•
The Company’s commissioned capacity has increased 21.8% year-over-year to ~10.1 GWs as of September 30, 2024. Subsequent to the end of the quarter, the Company commissioned 250 MWs of solar capacity, taking the total commissioned capacity to ~10.4 GWs.
•
Total Income (or total revenue) for Q2 FY25 was INR 29,887 million (US$ 357 million), compared to INR 28,632 million (US$ 342 million) for Q2 FY24. Net profit for Q2 FY25 was INR 4,939 million (US$ 59 million) compared to INR 3,771 million (US$ 45 million) for Q2 FY24. Adjusted EBITDA for Q2 FY25 was INR 24,209 million (US$ 289 million), as against INR 21,298 million (US$ 254 million) for Q2 FY24.
•
Total Income (or total revenue) for H1 FY25 was INR 54,713 million (US$ 653 million), compared to INR 53,291 million (US$ 636 million) for H1 FY24. Net profit for H1 FY25 was INR 5,333 million (US$ 64 million) compared to INR 6,754 million (US$ 81 million) for H1 FY24. Adjusted EBITDA for H1 FY25 was INR 43,188 million (US$ 516 million), as against INR 39,897 million (US$ 476 million) for H1 FY24.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 83.76 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of September 30, 2024, our total portfolio consisted of ~15.6 GWs and commissioned capacity was ~10.1 GWs, of which ~4.8 GWs were wind, ~5.3 GWs were solar and ~0.1 GWs were hydro. Our commissioned capacity increased 21.8% year-over-year, net of the 400 MWs of assets sold in FY24 as part of our capital recycling strategy.

In Q2 FY25, we commissioned 557 MWs, of which 24 MWs was wind and 533 MWs was solar capacity. In H1 FY25, we commissioned 609 MWs, of which 41 MWs was wind and 568 MWs was solar capacity. Subsequent to the end of the quarter, the Company commissioned 250 MWs of solar capacity, taking the total commissioned capacity to ~10.4 GWs.

Electricity Sold

Total electricity sold in Q2 FY25 was 6,622 million kWh, an increase of 9.4% over Q2 FY24. Electricity sold in Q2 FY25 from wind assets was 4,039 million kWh, an increase of 6.3% over Q2 FY24. Electricity sold in Q2 FY25 from solar assets was 2,370 million kWh, an increase of 14.5% over Q2 FY24. Electricity sold in Q2 FY25 from hydro assets was 213 million kWh, an increase of 16.2% over Q2 FY24.

Total electricity sold in H1 FY25 was 12,437 million kWh, an increase of 11.4% over H1 FY24. Electricity sold in H1 FY25 from wind assets was 6,994 million kWh, an increase of 8.7% over H1 FY24. Electricity sold in H1 FY25 from solar assets was 5,134 million kWh, an increase of 15.5% over H1 FY24. Electricity sold in H1 FY25 from hydro assets was 309 million kWh, an increase of 7.9% over H1 FY25.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for Q2 FY25 for wind assets was 38.3%, compared to 41.3% for Q2 FY24. The PLF for Q2 FY25 for solar assets was 21.8% compared to 23.1% for Q2 FY24.

Our weighted average PLF for H1 FY25 for wind assets was 33.4%, compared to 35.7% for H1 FY24. The PLF for H1 FY25 for solar assets was 24.4% compared to 25.3% for H1 FY24.

Total Income

Total Income for Q2 FY25 was INR 29,887 million (US$ 357 million), an increase of 4.4% over Q2 FY24. Total income benefited from higher revenue owing to the increase in operational capacity but was offset by lower resource availability, lower merchant tariffs, and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy. Q2 FY25 Total Income includes finance income and fair value change in share warrants of INR 1,506 million (US$ 18 million) as compared to INR 1,236 million (US$ 15 million) in Q2 FY24.

Total Income for H1 FY25 was INR 54,713 million (US$ 653 million), an increase of 2.7% over H1 FY24. Total income benefitted from higher revenue owing to the increase in operational capacity but was offset by lower resource availability, lower late payment surcharge from customers, lower merchant tariffs, revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy and lower finance income and fair value change in derivatives. H1 FY25 Total Income includes finance income and fair value change in share warrants of INR 2,583 million (US$ 31 million) as compared to INR 2,851 million (US$ 34 million) in H1 FY24.

Employee Benefits Expense

Employee benefits expense for Q2 FY25 was INR 1,156 million (US$ 14 million), similar to Q2 FY24.

Employee benefits expense for H1 FY25 was INR 2,593 million (US$ 31 million), an increase of 12.9% over H1 FY24, driven by higher employee share-based payments of INR 808 million (US$ 10 million) in H1 FY25 compared to INR 694 million (US$ 8 million) in H1 FY24.

Other Expenses

Other Expenses for Q2 FY25 were INR 2,948 million (US$ 35 million), a decrease of 29.2% over Q2 FY24. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overheads.

Other Expenses for H1 FY25 were INR 6,507 million (US$ 78 million), a decrease of 9.7% over H1 FY24. The decrease was primarily due to lower non-cash provisioning for contractual obligations and lower overheads.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for Q2 FY25 was INR 12,597 million (US$ 150 million), a decrease of 2.7% over Q2 FY24. The decrease in finance costs was primarily due to lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings, partially offset by an increase in finance cost in line with increase in operational assets from the previous year.

Finance costs and fair value change in derivative instruments for H1 FY25 was INR 24,812 million (US$ 296 million), an increase of 3.3% over H1 FY24. The increase in finance costs was primarily due to an increase in finance cost in line with increase in operational assets from the previous year, partially offset by lower mark-to-market impact, driven by our effective hedging strategy on foreign currency borrowings and refinancing driven savings.

Net Profit/ Loss

The net profit for Q2 FY25 was INR 4,939 million (US$ 59 million) compared to INR 3,771 million (US$ 45 million) for Q2 FY24. The increase was primarily due to lower finance cost, and lower operational expenses, partially offset by lower resource availability and revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy.

The net profit for H1 FY25 was INR 5,333 million (US$ 64 million) compared to INR 6,754 million (US$ 81 million) for H1 FY24. The decrease was primarily due to lower resource availability, lower late payment surcharge from customers, lower merchant tariffs, revenue loss from 400 MWs of assets sold in FY24 as part of our capital recycling strategy and lower finance income, partially offset by a decrease in operational expenses.

Adjusted EBITDA

Adjusted EBITDA for Q2 FY25 was INR 24,209 million (US$ 289 million) compared to INR 21,298 million (US$ 254 million) for Q2 FY24, an increase of 13.7% year on year.

Adjusted EBITDA for H1 FY25 was INR 43,188 million (US$ 516 million) compared to INR 39,897 million (US$ 476 million) for H1 FY24, an increase of 8.2% year on year.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY25 Guidance

The Company reiterates its FY25 guidance and continues to expect construction of between 1,900 to 2,400 MWs by the end of Fiscal Year 2025. The Company’s Adjusted EBITDA and Cash Flow to Equity guidance for FY25 are subject to weather being similar to FY24. The Company anticipates continued net gains on sales of assets, which is part of ReNew’s capital recycling strategy, and has included INR 1-2 billion of gains from sale of assets in the guidance below:

Financial Year	Adjusted EBITDA	Cash Flow to equity (CFe)
FY25	INR 76 – INR 82 billion	INR 12 – INR 14 billion

The Company also reiterates its long-term and run rate guidance provided in Q4 FY24 results.

Cash Flow

Cash generated from operating activities for Q2 FY25 was INR 20,158 million (US$ 241 million), compared to INR 18,926 million (US$ 226 million) for Q2 FY24. The increase was driven by higher operating profits in Q2 FY25. Cash generated from operating activities for H1 FY25 was INR 30,071 million (US$ 359 million), compared to INR 32,399 million (US$ 387 million) for H1 FY24. The decrease was driven by higher working capital deployment, partially offset by higher income tax refunds in H1 FY25.

Cash used in investing activities for Q2 FY25 was INR 19,985 million (US$ 239 million), compared to INR 47,516 million (US$ 567 million) for Q2 FY24. Cash was primarily used for investment in renewable energy projects. Cash used in investing activities for H1 FY25 was INR 60,440 million (US$ 722 million), compared to INR 92,872 million (US$ 1,109 million) for H1 FY24. Cash was primarily used for investment in renewable energy projects.

Cash generated from financing activities for Q2 FY25 was INR 1,254 million (US$ 15 million), compared to INR 32,905 million (US$ 393 million) in Q2 FY24. The decrease was primarily due to lower proceeds (net of repayments) from project financing and higher interest paid during Q2 FY25. Cash generated from financing activities for H1 FY25 was INR 21,333 million (US$ 255 million), compared to INR 46,704 million (US$ 558 million) in H1 FY24. The decrease was primarily due to lower proceeds (net of repayments) from project financing and higher interest paid during H1 FY25.

Capital Expenditure

In Q2 FY25, we commissioned 24 MWs of wind and 533 MWs of solar projects for which our capex was INR 25,690 million (US$ 307 million). In H1 FY25, we commissioned 41 MWs of wind and 568 MWs of solar projects for which our capex was INR 28,891 million (US$ 345 million).

Liquidity Position

As of September 30, 2024, we had INR 77,508 million (US$ 925 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 17,985 million (US$ 215 million), bank balances other than cash and cash equivalents of INR 55,866 million (US$ 667 million) and deposits with maturities of more than twelve months (forming part of other financial assets) of INR 3,657 million (US$ 44 million).

Net Debt

Net debt as of September 30, 2024, was INR 621,624 million (US$ 7,421 million). Net debt as of September 30, 2024, also includes investment from JV partners for renewable energy projects in the form of convertible debentures amounting to INR 22,023 (US$ 263 million) and net debt for solar module manufacturing amounting to INR 12,491 million (US$ 149 million).

Receivables

Total receivables as of September 30, 2024, were INR 27,602 million (US$ 330 million), of which INR 5,434 million (US$ 65 million) was unbilled and others. The Days Sales Outstanding (“DSO”) were 94 days as on September 30, 2024, as compared to 112 days as of September 30, 2023, an improvement of 18 days year-on-year.

Cash Flow to Equity (CFe)

CFe for Q2 FY25 was INR 5,980 million (US$ 71 million), compared to INR 9,780 million (US$ 117 million) for Q2 FY24 due to due to higher repayment of project, corporate and manufacturing related borrowings. Cash Flow to Equity (“CFe”) for H1 FY25 was INR 15,683 million (US$ 187 million), compared to INR 19,364 million (US$ 231 million) for H1 FY24 due to higher repayment of project, corporate and manufacturing related borrowings.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing, less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (7:00 PM IST) on November 20, 2024. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/ejgbgmri or by phone (toll-free) by dialing:

US/Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events.

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 83.76 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~16.3 GWs on a gross basis as of November 19, 2024, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
shilpa.narani@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at September 30,
	2024	2024	2024
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	678,600	727,596	8,687
Intangible assets	37,883	37,130	443
Right of use assets	12,898	13,205	158
Investment in jointly controlled entities	2,862	4,223	50
Trade receivables	8,087	7,800	93
Investments	823	935	11
Other financial assets	6,800	7,386	88
Deferred tax assets (net)	5,556	6,428	77
Tax assets	8,172	6,773	81
Contract assets	1,500	1,753	21
Other non-financial assets	6,317	8,627	103
Total non-current assets	769,498	821,856	9,812
Current assets
Inventories	1,689	1,733	21
Trade receivables	13,769	19,802	236
Investments	1,502	0	0
Cash and cash equivalents	27,021	17,985	215
Bank balances other than cash and cash equivalents	50,706	55,866	667
Other financial assets	4,671	6,030	72
Contract assets	216	340	4
Other non-financial assets	4,863	6,972	83
	104,437	108,728	1,298
Assets held for sale	—	144	2
Total current assets	104,437	108,872	1,300
Total assets	873,935	930,728	11,112
Equity and liabilities
Equity
Issued capital	4,808	4,808	57
Share premium	154,153	154,157	1,840
Retained losses	(56,433)	(53,054)	(633)
Other components of equity	2,689	6,520	78
Equity attributable to equity holders of the parent	105,217	112,431	1,342
Non-controlling interests	16,480	17,299	207
Total equity	121,697	129,730	1,549
Non-current liabilities
Interest-bearing loans and borrowings
- Principal portion	565,861	584,595	6,979
Lease liabilities	7,477	7,886	94
Other financial liabilities	7,011	4,862	58
Provisions	10,508	11,240	134
Deferred tax liabilities (net)	18,705	23,109	276
Other non-financial liabilities	632	1,012	12
Total non-current liabilities	610,194	632,704	7,554
Current liabilities
Interest-bearing loans and borrowings
- Principal portion	81,455	114,537	1,367
- Interest accrued	2,957	3,976	47
Lease liabilities	868	917	11
Trade payables	9,094	6,551	78
Other financial liabilities	42,571	38,709	462
Tax liabilities (net)	429	1,348	16
Other non-financial liabilities	4,670	2,200	26
	142,044	168,238	2,009
Liabilities directly associated with the assets held for sale	—	56	1
Total current liabilities	142,044	168,294	2,009
Total liabilities	752,238	800,998	9,563
Total equity and liabilities	873,935	930,728	11,112

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	25,956	26,735	319	47,206	49,546	592
Other operating income	193	280	3	302	457	5
Late payment surcharge from customers	2	0	0	857	7	0
Finance income	1,163	1,170	14	2,684	2,324	28
Other income	1,245	1,366	16	2,075	2,120	25
Change in fair value of warrants	73	336	4	167	259	3
Total income	28,632	29,887	356	53,291	54,713	653
Expenses
Raw materials and consumables used	1,168	413	5	1,732	650	8
Employee benefits expense	1,149	1,156	14	2,296	2,593	31
Depreciation and amortisation	4,433	5,220	62	8,626	10,063	120
Other expenses	4,161	2,948	35	7,209	6,507	78
Finance costs and fair value change in derivative instruments	12,953	12,597	150	24,030	24,812	296
Total expenses	23,864	22,334	266	43,893	44,625	533
Profit before share of profit of jointly controlled entities and tax	4,768	7,553	90	9,398	10,088	120
Share of loss of jointly controlled entities	(49)	(78)	(1)	(85)	(123)	(1)
Profit before tax	4,719	7,475	89	9,313	9,965	119
Income tax expense
Current tax	339	930	11	822	1,357	16
Deferred tax	609	1,606	19	1,737	3,275	39
Profit for the period	3,771	4,939	59	6,754	5,333	64
Weighted average number of equity shares in calculating basic EPS	366,410,437	362,647,876	362,647,876	368,219,352	362,640,310	362,640,310
Weighted average number of equity shares in calculating diluted EPS	366,410,437	365,025,281	365,025,281	368,219,352	365,070,290	365,070,290
Earning per share
Basic earning attributable to ordinary equity holders of the Parent (in INR)	9.38	11.94	0.14	16.77	12.19	0.15
Diluted earning attributable to ordinary equity holders of the Parent (in INR)	9.38	11.87	0.14	16.77	12.10	0.14

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	4,719	7,475	89	9,313	9,965	119
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	12,856	12,473	149	23,649	24,494	292
Depreciation and amortisation	4,433	5,220	62	8,626	10,063	120
Change in fair value of warrants	(73)	(336)	(4)	(167)	(259)	(3)
Gain on disposal of subsidiaries (net)	(313)	(18)	(0)	(313)	(18)	(0)
Share based payments	380	345	4	694	808	10
Interest income	(1,379)	(1,160)	(14)	(2,650)	(2,307)	(28)
Others	1,273	(417)	(5)	1,172	(396)	(5)
Working capital adjustments:
(Increase) / decrease in trade receivables	337	(2,407)	(29)	1,505	(5,617)	(67)
(Increase) / decrease in inventories	56	(718)	(9)	(377)	(79)	(1)
(Increase) / decrease in other financial assets	(1,344)	(71)	(1)	(1,351)	(684)	(8)
(Increase) / decrease in other non-financial assets	293	(1,288)	(15)	(2,675)	(1,965)	(23)
(Increase) / decrease in contract assets	(1,345)	(91)	(1)	(2,058)	(287)	(3)
Decrease / (increase) in other financial liabilities	(319)	(2)	(0)	27	(2)	(0)
Decrease / (increase) in other non-financial liabilities	(474)	1,166	14	(3,675)	(2,105)	(25)
Decrease / (increase) in in trade payables	55	542	6	1,048	(2,495)	(30)
Cash generated from operations	19,155	20,713	247	32,768	29,116	348
Income tax refund / (paid) (net)	(229)	(555)	(7)	(369)	955	11
Net cash generated from operating activities (a)	18,926	20,158	241	32,399	30,071	359
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(40,779)	(20,608)	(246)	(75,696)	(56,914)	(679)
Sale of property, plant and equipment	0	4	0	0	4	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(84,673)	(88,991)	(1,062)	(169,366)	(176,900)	(2,112)
Redemption of deposits having residual maturity more than 3 months and mutual funds	76,291	89,530	1,069	148,880	172,458	2,059
Deferred consideration received during the period	—	416	5	1,115	643	8
Disposal of subsidiaries, net of cash disposed	1,315	4	0	1,315	4	0
Purchase consideration paid	(222)	—	—	(445)	—	—
Proceeds from interest received	762	1,013	12	1,535	1,716	20
Contribution to investment funds	(92)	(1)	(0)	(92)	(77)	(1)
Loans given	(108)	(102)	(1)	(108)	(124)	(1)
Investment in jointly controlled entities	(10)	(1,250)	(15)	(10)	(1,250)	(15)
Net cash used in investing activities (b)	(47,516)	(19,985)	(238)	(92,872)	(60,440)	(721)
Cash flows from financing activities
Shares bought back, held as treasury stock	(1,445)	—	—	(3,505)	—	—
Shares issued during the period	2	3	0	2	4	0
Payment for acquisition of interest from non-controlling interest	2	—	—	(135)	—	—
Payment of lease liabilities (including payment of interest expense)	(164)	(278)	(3)	(287)	(344)	(4)
Proceeds from shares and debentures issued by subsidiaries	2,575	43	1	6,986	139	2
Proceeds from interest-bearing loans and borrowings	82,155	90,273	1,078	153,780	199,760	2,385
Repayment of interest-bearing loans and borrowings	(38,712)	(73,307)	(875)	(88,754)	(151,415)	(1,808)
Interest paid (including settlement gain / loss on derivative instruments)	(11,508)	(15,480)	(185)	(21,383)	(26,811)	(320)
Net cash generated from financing activities (c)	32,905	1,254	16	46,704	21,333	255
Net increase/(decrease) in cash and cash equivalents (a) + (b) + (c)	4,315	1,427	17	(13,769)	(9,036)	(108)
Cash and cash equivalents at the beginning of the period	20,094	16,558	198	38,182	27,021	323
Effects of exchange rate changes on cash and cash equivalents	24	0	0	20	0	0
Cash and cash equivalents at the end of the period	24,433	17,985	215	24,433	17,985	215
Components of cash and cash equivalents
Cash and cheque on hand	1	0	0	1	0	0
Balances with banks:
- On current accounts	10,404	11,072	132	10,404	11,072	132
- Deposits with original maturity of less than 3 months	14,028	6,913	83	14,028	6,913	83
Total cash and cash equivalents	24,433	17,985	215	24,433	17,985	215

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net profit to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Profit for the period	3,771	4,939	59	6,754	5,333	64
Less: Finance income	(1,163)	(1,170)	(14)	(2,684)	(2,324)	(28)
Add: Share in loss of jointly controlled entities	49	78	1	85	123	1
Add: Depreciation and amortisation	4,433	5,220	62	8,626	10,063	120
Add: Finance costs and fair value change in derivative instruments	12,953	12,597	150	24,030	24,812	296
Less: Change in fair value of warrants	(73)	(336)	(4)	(167)	(259)	(3)
Add: Income tax expense	948	2,536	30	2,559	4,632	55
Add: Share based payment expense and others related to listing	380	345	4	694	808	10
Adjusted EBITDA	21,298	24,209	289	39,897	43,188	516

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended September 30,			For the six months ended September 30,
	2023	2024	2024	2023	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	21,298	24,209	289	39,897	43,188	516
Add: Finance income	1,163	1,170	14	2,684	2,324	28
Less: Interest paid in cash	(9,484)	(11,866)	(142)	(17,431)	(20,311)	(242)
Add/ less: Tax refund/ (paid)	(229)	(555)	(7)	(369)	955	11
Less: Normalised loan repayment	(3,974)	(6,414)	(77)	(6,547)	(9,964)	(119)
Add/ less: Other non-cash items	1,006	(564)	(7)	1,130	(509)	(6)
Total CFe	9,780	5,980	71	19,364	15,683	187